Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN 46350





Board of Directors
Scott's Liquid Gold, Inc.
4880 Havana Street
Denver, CO 80239

Mark E. Goldstein
Jeffrey R. Hinkle
Carl A. Bellini
Dennis H. Field
Jeffry B. Johnson
Gerald J. Laber


May 9, 2011

Dear Members of the Scott's Liquid Gold Board:

     Despite my extensive discussions with Independent Director Bud Laber and CEO Mark Goldstein, and my numerous e-mail communications to the Board laying out what I see as the glaring, intractable, and unacceptable problems at Scott's Liquid Gold ("the Company," or "SLGD"), including, but not limited to the...

1) 70% collapse in sales under the current CEO
2) losses sustained under the current CEO in 12 out of the last 13 years
3) board insularity, and lack of board independence
4) collective loyalty of the Board to the Goldstein family
5) lack of substantive stock ownership of Board members (except the CEO)
6) excessive CEO pay
7) the recent renewal of the poison pill as an "entrenchment device"

....the Board has issued a proxy statement which does little more than pay lip service to these concerns. Specifically, having one employee board member step down, with a stated intent to add a new independent director later (at the Board's unilateral discretion), does NOT show the outside shareholder base the level of good faith and accountability that is needed, at this time.

     I made it clear to the Board that what is REQUIRED at this time is for our company to appoint an outsider to the Board who owns MATERIAL amounts of stock, so that that person can be a legitimate "witness" to whether the Board is operating independently, in order to protect the outside shareholders from Mr. Goldstein's self-interest. I told you I was willing to serve in that capacity...or that you might consider approaching one of the other major outside shareholders, since this is not ultimately "about me." I told you that adding one new board member is not enough, if that member is not a material stockholder, and I provided you with the names of two highly qualified outsiders (independent of both me and the Company). I told you that you need to set up a "Chinese Wall" between the governance of this company, and Mr. Goldstein. I told you that we need to separate the role of Chairman and CEO, in order for the Board to show that Mr. Goldstein will finally be held accountable. I told you that the Compensation Committee needs to be reconstituted, so that shareholders can be confident that "robotic renewal" of Mr. Goldstein's employment will no longer be the order of the day. I told you, for the sake of transparency, that you need to release the list of peer group companies from the last Maxus Group compensation study, so that outside shareholders can verify for themselves the legitimacy of the consultant's work.

     You have done little or nothing of the above; instead, you seem to continue to do the bare minimum, apparently to protect the interest of Mr. Goldstein, at the expense of the outside shareholder base.

     It is embarrassing when, year after year after year, Mr. Goldstein tells his shareholders, and tells his board, how things are going to get better, when they do not. After a certain point in time, credibility is destroyed.
WE HAVE LONG SINCE REACHED THAT POINT. Yet, the Board remains oblivious, whistling past the graveyard...and ascribes our company's problems, primarily, to a real estate problem...instead of facing the fact that we also have a CEO problem.

     There is EVERY reason to believe that there is a better person to be our "salesman in chief" than Mark Goldstein...as evidenced by his 13 year track record. I am convinced the only reason he is still in place as our CEO is because: 1) he is the son of the founder, and "grew up" in the company, 2) the company's history is "imbued" with the Goldstein family name, 3) he is "deferred to" because of his substantial share ownership in the Company, 4) despite the fact that we are a public company, the Board does not have the heart to confront the CEO with the fact that he has failed, 5) Goldstein, as Chairman of the Board, doesn't have the courage to confront HIMSELF with the fact that he has failed (if we had a chairman separate from the CEO, as a matter of self-respect, such a chairman would be hard pressed to ignore the CEO's record of failure), and 6) despite fiduciary obligations, a majority of the board has their first loyalty to the Goldstein family, as a result of longstanding social and/or employment relations with the family and/or Company.

     The above 6 points are particularly validated, and the need for outside shareholders to obtain board representation unassailable, considering how, in my extensive due diligence, I was told by a long-time and highly credible institutional stockholder that said stockholder received indications of interest by a consumer products company to pay around $3 a share for the company, back in 1999...with Mr. Goldstein, remarkably, indicating to said stockholder that he wouldn't let the company go for less than $12. (This is despite, as was indicated to me, that said consumer products company was willing to keep the company's plant, all of the employees, and Mr. Goldstein, in Denver, to continue to produce the company's products on a contract basis.)

     The above, more than anything, along with my other research, leads me to conclude that 1) With the stock trading around 30 cents now, the wrong decision was made in 1999, and a large amount of value has been destroyed over the in-terim time period, 2) Scott's Liquid Gold is operated primarily as a "sinecure" for Mr. Goldstein, 3) Mr. Goldstein thrives on the high regard in which he is held by his employees, and the community-at-large, and is operating the company for the sake of "image" and "pride," as a de facto not-for-profit institution, and 4) there is no interest in entertaining reasonable and bonafide offers for the company, because Mr. Goldstein can't bear the notion of losing it. One thing is for sure: Without having outsiders with substantial share ownership on the board, there is absolutely no way to TELL whether Mr. Goldstein is oper-ating the company in his own self-interest, or not.

     To repeat: The Board's failure to make material reforms PRIOR to the issuance of the proxy statement (despite the clarity of my presentation, and legitimacy of the concerns I have expressed), evidences to me that the Board does not appreciate the weightiness of the array of concerns. As a result, in the interest of protecting my investment in our company, and what I see as the interest of all outside shareholders, the Board has compelled me to draw public attention to these matters. I CAN BEST DO THIS BY ANNOUCING MY INTENT TO WITHHOLD ALL INCUMBENT DIRECTORS, EXCEPT MR. LABER, AT THE MAY 18TH ANNUAL MEETING, AND TO VOTE AGAINST THE PROPOSAL TO INCREASE THE NUMBER OF SHARES AVAILABLE IN THE COMPANY'S 2005 INCENTIVE PLAN.

     I want to emphasize my frustration with the Board. I would have preferred to have kept these matters discreet...and I asked you to work with me in private, because I didn't believe our company needs this kind of public attention at this time. However, I also cautioned you that I was not willing to let a board, consisting mainly of Goldstein loyalists, shirk its responsibilities, and continue to allow Mr. Goldstein to be generously compensated, country club memberships and all, for causing the company to suffer a slow and painful death, year in and year out. The fact that Mr. Goldstein hasn't been "kicked upstairs" by now (to an emeritus position), is a tremendous embarrassment to this Board. The notion that NO ONE could have done better as CEO, over the last 13 years (as I was told is the board's stance) is preposterous, on its face. It is also suggestive that the Board does not take its fiduciary duty seriously, and that Mr. Goldstein is incapable of separating, in his mind, his duty as Chairman of the Board to hire the most effective CEO possible, with his own self-interest to "get the goodies," and remain the CEO. Will the board finally get off its duff, and force Mr. Goldstein to confront this conflict-of-interest? Or the conflict-of-interest of taking $400,000 a year in compensation out of the company, when he has been destroying its equity value, and its brand value, for more than a decade?

     This is why I say that it is time for major reform at SLGD. It is my hope that my withholding the entire board (except for Mr. Laber) will serve, most importantly, to draw the necessary attention to the strong evidence that Mr. Goldstein has a "lock" on the Scott's Liquid Gold Board...and that there is an unacceptable willingness of a majority of the board to countenance this untenable situation, inappropriately "enabling" Mr. Goldstein, without witness or consequence.

     I hope the Board will not take an "adversarial" stance towards me, but instead will realize that I am trying, in good faith, to save our company from ITSELF, and save (and build) value for all the shareholders, and not just Mr. Goldstein. It is time the Board take as much of an interest in protecting the assets of the company (and they would, if they had material share ownership positions), as an outside shareholder such as myself does. In fact, I am doing a huge service to our board, and our company, by "liberating" them to be free to face the "white elephant" in the (board) room that, it is clear to me, they are simply terrorized to face.

     I look forward to meeting the entire board at the annual meeting. I hope the discussion will be substantive, frank, and open, for all shareholders present...and that members of the board will reach out, and start caring about the image of our company, and the troubling reality of our company, vis a vis its outside shareholder base. I hold no personal animus towards Mr. Goldstein, the Goldstein family, or any member of the board. However, I do believe that it is time that Mr. Goldstein take direct responsbility for the need for a bonafide independent board, even if it means he has to accept in his mind that SLGD is not "his Company."

     I respectfully submit all of the above comments and requests in the interests of a better Scott's Liquid Gold, for all of the company's shareholders. I again repeat my willingness to serve on the SLGD board of directors. And I again repeat my intent to WITHHOLD my vote for Directors Mark Goldstein, Jeffrey Hinkle, Carl Bellini, Dennis Field, and Jeffry Johnson, at the May 18th Annual Meeting, and to WITHHOLD my vote on Proposal #2.

                                        Very truly yours,


                                        Timothy J. Stabosz